Nicholas-Applegate Mutual Funds
Sub-Item 77Q3

On February 19, 1999, the Board of Trustees approved the terms of a new Investment Advisory Agrement between the Trust and Pilgrim Investments, Inc.
(Pilgrim) with respect to the Large Cap Growth, Mid
Cap Growth, Small Cap Growth, Balanced Growth,
Convertible, High Quality Bond, High Yield Bond,
International Core Growth, Inernational Small Cap
Growth, Emerging Countries, and Worldwide Growth
Funds, whereby Pilgrim would be appointed as investment advisor to those funds. Thereafter, Nicholas-Applegate Capital Management would serve as sub-advisor to the Funds with the exception of Balanced Growth, High Quality Bond and High Yield
Bond Funds.  The terms of the new Investment
Advisory agreement are subject to shareholder approval.